SUBSCRIPTION AGREEMENT

TO: KingsCrowd, Inc.

Ladies and Gentlemen:

The undersigned subscriber, KingsCrowd I (the "Subscriber"), a series of Wefunder SPV, LLC, and KingsCrowd, Inc., a Delaware corporation (the "Company"), acknowledge as follows:

- the Company is offering up to 4,687,500 shares of its Class A common stock, par value $0.0001 per share (the "Common Stock"), at an offering price of $0.16 per share pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation CF promulgated thereunder (the "Offering");
- the Subscriber (i) is a "crowdfunding vehicle" (as such term is defined in Section 3a-9 of the Investment Company Act of 1940, as amended) formed for the sole purpose of directly acquiring, holding, and disposing of the shares of Common Stock to be issued in the Offering ("Reg CF Shares"), (ii) is a "co-issuer" with the Company that will invest the proceeds received from Investor subscriptions solely in the Reg CF Shares, and (iii) is subject to the terms and provisions of certain investment documentation by and between or among the Company, the Subscriber, Wefunder Portal, LLC (the "Intermediary") (which investment documentation is referred to collectively as the "Investment Documentation"), a copy of which Subscriber acknowledges having received; and
- the Subscriber will hold, dispose of, and otherwise act with respect to the Reg CF Shares solely in accordance with the terms of the Investment Documentation.

1. Subscription.

(a) Pursuant to the terms and conditions of this Subscription Agreement (this "Agreement"), Subscriber subscribes for and agrees to purchase the number of shares of Common Stock set forth on the signature page hereof (the "Shares"). The rights of the Common Stock are as set forth in the Articles of Incorporation and Bylaws of the Company; and any description of the Common Stock that appears in the Offering Materials is qualified in its entirety by such documents.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the Securities and Exchange Commission ("SEC") and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The Company may accept subscriptions for Reg CF Shares until April 29th, 2024 (the "Termination Date"). Providing that subscriptions for 312,500 Shares are received prior to the Termination Date, the Company may elect at any time to hold one or more closings for Reg CF Shares from time to time prior to the Termination Date (each a "Closing Date").

(e) In the event this subscription is rejected in its entirety, or in the event the sale of the Reg CF Shares (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for the provisions of Section 5 and Section 6 hereof, which shall remain in full force and effect as provided therein.

(f) The terms of this Subscription Agreement shall be binding upon the Subscriber and any transferees, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company, in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the covenant of Subscriber set forth herein, the terms of this Subscription Agreement and the Investment Documentation.

2. Purchase Procedure.

(a) Payment. The purchase price for the Common Stock shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place in accordance with the online payment process established by the Intermediary on its Wefunder Portal, LLC crowdfunding website portal (the "Portal").

(b) Escrow Arrangements. Subscriber shall transmit payment for the Shares to First Citizens Bank, as escrow agent for the Offering (the "Escrow Agent"), by wire transfer of immediately available funds or other means approved by the Company and the Intermediary prior to the applicable Closing Date, in the amount set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing Date, the Escrow Agent shall release such funds to the Company and the Company shall promptly deliver to the Subscriber notice and evidence of the digital entry of the number of the shares of Common Stock purchased by the Subscriber as reflected on the books and records of the Company, which books and records shall bear a notation that the Shares were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization, Qualification and Authority of the Company. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to (i) enter into this Agreement and the other transaction documents to which the Company is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby and (b) own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it

has been and is currently conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. The execution and delivery by the Company of this Agreement and any other transaction document to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution, and delivery by Subscriber) this Agreement constitutes a legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms.

(b) No Conflicts. The execution, delivery, and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws, or other organizational documents of the Company; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; (c) conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel any contract to which the Company is a party or by which the Company is bound or to which any of its properties and assets are subject; or (d) result in the creation or imposition of any lien on any properties or assets of the Company.

(c) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(d) Issuance of the Shares. The issuance, sale and delivery of the Shares to the Subscriber have been duly authorized by all necessary corporate action on the part of the Company. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Company's and its subsidiaries' financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the

SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and its subsidiaries and fairly present the financial condition of the Company and its subsidiaries as of the respective dates they were prepared and the results of the operations and cash flows of the Company and its subsidiaries for the periods indicated. The auditing firm, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Shares as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (i) against the Company or (ii) against any officer, manager, director or key employee of the Company arising out of his or her employment or Board relationship with the Company or that could otherwise materially impact the Company.

4. Representations, Warranties and Covenants of Subscriber. The Subscriber hereby represents and warrants to and covenants with the Company as follows:

(a) Organization and Standing. The Subscriber was formed on behalf of the Company as a crowdfunding issuer for the purpose of conducting an offering under Section 4(a)(6) of the Securities Act as a co-issuer with the Company, which offering is controlled by the Company. The Subscriber is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Subscriber is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Subscriber or its business.

(b) Requisite Power and Authority. The Subscriber has all necessary power and authority under all applicable provisions of law and its formation documents to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(c) Investment Representations. Subscriber understands that the Shares have not been registered under the Securities Act. Subscriber also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(d) Transfers of Shares. Subscriber agrees that it shall not sell, assign, pledge or otherwise transfer ("Transfer") the Shares other than in compliance with the Investment Documentation and applicable federal and state securities laws. Subscriber acknowledges that the Company is not required

to and will not recognize any Transfer of the Shares other than in compliance with the Investment Documentation and applicable federal and state securities laws.

(e) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a shareholder of the Company and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subject to the provisions of Section 4(e) above, Subscriber further agrees that in the event it Transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(f) Domicile. Subscriber maintains its business address at the address shown on the signature page hereof.

(g) Compliance with Laws, Organizational Documents and Investment Documentation. The Subscriber shall at all times comply with (i) the requirements of all laws and regulations applicable to its business, including Section 3a-9 of the Investment Company Act of 1940, as amended; (ii) the provisions of its organizational documents; and (iii) the provisions of the Investment Documentation.

(h) SPV Investor Documents. The Subscriber has received from each investor (an "SPV Investor") in its membership interests ("Interests") a subscription/investment agreement and other documentation wherein such investor represents and warrants to the Subscriber, among other things, that the SPV Investor (i) has received and carefully reviewed the Company's Form C and other offering materials filed with the SEC relating to the Offering, (ii) is investing no more in the Offering than the amount it is permitted to invest pursuant to Regulation CF, (iii) is acquiring the Interests for investment only and that such SPV Investor is aware that an investment in the Interests is illiquid; (iv) will not transfer the Interests other than in compliance with provisions of Regulation CF and the subscription/investment agreement and other documentation applicable to the purchase of the Interests; and (v) agrees to indemnify the Subscriber and the Company and its affiliates resulting from any misrepresentation, breach of warranty or breach or failure by such SPV Investor to comply with any covenant or agreement made by such SPV Investor in the subscription/investment agreement by which it acquired the Interests and in any other document furnished by such SPV Investor in connection with the purchase of an Interest.

5. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF FLORIDA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ISSUER ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO

THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

6. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

KingsCrowd, Inc.

101 Glen Lennox Ave. Suite 300,

Chapel Hill, NC 27517

Attn. Christopher Lustrino

Email: chris@kingscrowd.com

If to Subscriber, to:

KingsCrowd I

c/o Wefunder Admin, LLC, its Manager

1887 Whitney Mesa Dr, #8885,
Henderson, NV 89014

7. Miscellaneous.

(a) This Subscription Agreement is not transferable or assignable by Subscriber.

(b) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(c) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(d) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(e) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(f) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(g) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(h) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(i) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(j) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(k) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

KingsCrowd, Inc.

By: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[ENTITY_NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an “accredited investor” as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited
[X] Not Accredited